                         UNIVERSAL DETECTION TECHNOLOGY
                         9595 WILSHIRE BLVD., SUITE 700
                             BEVERLY HILLS, CA 90212
                                TEL: 310-248-3655
                                FAX: 310-273-2662



                                 July 29, 2008


FILED AS CORRESPONDENCE VIA EDGAR AND SUBMITTED
VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549
Mail Stop 6010
Attn:  Mr. Kevin L. Vaughn
       Mr. David Burton

      RE:   UNIVERSAL DETECTION TECHNOLOGY
            FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007
            FILED APRIL 14, 2008
            FORM 10-Q/A FOR THE QUARTER ENDED MARCH 31, 2008
            FILED MAY 20, 2008
            FILE NO. 1-09327

Dear Mr. Vaughn and Mr. Burton:

      We enclose marked drafts of Universal Detection Technology's (the "Company") proposed Amendment No. 1 to Form 10-KSB for the fiscal year ended December 31, 2007 (the "Amended Annual Report") and proposed Amendment No. 2 to Form 10-Q for the quarter ended March 31, 2008 (the "Amended Quarterly Report"). The Amended Annual Report and the Amended Quarterly Report contain revisions that have been made in response to the comments received from the staff ("Staff") of the Securities and Exchange Commission, in the their letter dated June 18, 2008. Set forth below are the responses to the Staff's comments. We have reproduced the Staff's comments in bold and have followed each comment with our response. A marked copy of the Amended Annual Report and Amended Quarterly Report are being provided supplementally with a copy of this letter for convenience of the Staff.

      References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

ITEM 8A. CONTROLS AND PROCEDURES, PAGE 28



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Securities and Exchange Commission
Re:  Universal Detection Technology
July 28, 2008
Page 2


      1. PLEASE REFER TO PRIOR COMMENT 1.(1) WE NOTE FROM THE PROPOSED REVISIONS INCLUDED WITH YOUR RESPONSE THAT IN THE FIRST PARAGRAPH UNDER "DISCLOSURE CONTROLS AND PROCEDURES" YOU STATE "[Y]OUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE." HOWEVER, IN THE LAST PARAGRAPH UNDER "(A) MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING" YOU STATE "THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES...WERE NOT EFFECTIVE". PLEASE REVISE TO CORRECT THIS INCONSISTENCY. IN THIS REGARD, PLEASE REVISE TO STATE, IF TRUE, THAT YOU CONCLUDED THAT YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING WAS NOT EFFECTIVE AS OF DECEMBER 31, 2007.

      RESPONSE: We have amended the language in the first paragraph under "Disclosure Controls and Procedures" to indicate that "our disclosure controls and procedures are not effective." The revision indicating that our disclosure controls and procedures are not effective was included to reconcile the inconsistency with the correct and accurate disclosure in the last paragraph under "(a) Management's Annual Report on Internal Control over Financial Reporting" wherein we stated the "the Company's disclosure controls and procedures...were not effective."

      Additionally, we have made a minor revision to the third paragraph under the heading "IDENTIFIED MATERIAL WEAKNESSES" which starts with "Based on management's evaluation..." This paragraph has been revised to accurately disclose the Company's hiring of a regionally-recognized independent consulting firm to assist management with its continuing assessment of the effectiveness of the Company's internal control over financial reporting.

Specifically, the disclosure under Item 8A has been revised as follows:

      "ITEM 8A. CONTROLS AND PROCEDURES.

      DISCLOSURE CONTROLS AND PROCEDURES

      Regulations under the Securities Exchange Act of 1934 (the "Exchange Act") require public companies to maintain "disclosure controls and procedures," which are defined to mean a company's controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Our Chief Executive Officer ("CEO"), President, and Acting Chief Financial Officer ("CFO") carried out an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on those evaluations, as of the Evaluation Date, our CEO, President, and CFO believe that:

      (i) our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure; and

      (ii)  our disclosure controls and procedures are not effective.

      INTERNAL CONTROL OVER FINANCIAL REPORTING


______________

(1) Prior comment 1 provides: "Please amend your Form 10-KSB to provide a report of management on the registrant's internal control over financial reporting as required by Item 308T of Regulation S-B for annual reports filed by registrants for a fiscal year ending on or after December 15, 2007 but before December 15, 2008."

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Securities and Exchange Commission
Re:  Universal Detection Technology
July 29, 2008
Page 3


      (A) MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL
      REPORTING

      Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

      (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

      (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

      (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

      Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in INTERNAL
      CONTROL--INTEGRATED FRAMEWORK.

      Based on an evaluation under the supervision and with the participation of the Company's management, including the CEO and the acting CFO have concluded that the Company's disclosure controls and procedures (as defined under the Securities Exchange Act of 1934, as amended (Exchange
      Act)) were not effective as of December 31, 2007 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

      IDENTIFIED MATERIAL WEAKNESSES



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Securities and Exchange Commission
Re:  Universal Detection Technology
July 29, 2008
Page 4


      During the three and six months ended December 31, 2007 the Company identified the following material weaknesses as indicated below.

      A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. Management identified the following internal control deficiencies during its assessment of our internal control over financial reporting as of December 31, 2007:

      o We did not have effective comprehensive entity-level internal controls specific to the structure of our board of directors;

      o We did not have formal policies governing certain accounting transactions and financial reporting processes;

      o We did not obtain attestations by all employees regarding their understanding of and compliance with Universal Detection Technology, Inc. policies related to their employment;

      o We did not obtain attestations by all members of our board of directors, our executive officers and/or our senior financial officers regarding their compliance with our Code of Ethics and our Code of Ethics did not apply to our other employees;

      o We did not perform adequate oversight of certain accounting functions and maintained inadequate documentation of management review and approval of accounting transactions and financial reporting processes; and

      o We had not fully implemented certain control activities and capabilities included in the design of our financial system. Certain features of our financial system are designed to automate accounting procedures and transaction processing, or to enforce controls.

      Based on management's evaluation of our internal control over financial reporting, our current CFO and CEO have concluded that Universal Detection Technology, Inc. did not maintain effective internal control over financial reporting as of December 31, 2007. In light of this evaluation, the Company hired a regionally-recognized independent consulting firm to assist management with its continuing assessment of the effectiveness of our internal control over financial reporting, including scope determination, planning, staffing, documentation, testing, remediation and retesting and overall program management of the assessment project.

      This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Securities and Exchange Commission
Re:  Universal Detection Technology
July 29, 2008
Page 5


      MANAGEMENT'S REMEDIATION INITIATIVES

      We are in the process of evaluating our material deficiencies. We have already begun to remediate many of the deficiencies. However, others will require additional people, including the addition of members to our board of directors, which will take longer to remediate.

      In an effort to remediate the identified material weaknesses and other deficiencies and enhance our internal controls, we have initiated, or plan to initiate, the following series of measures:

      1. Identify and retain potential new directors for our board of directors with a goal of having sufficient independent board oversight;

      2. Establish comprehensive, formal, general accounting policies and procedures, and require employees to approve and execute such policies and procedures as documentation of their understanding of and compliance with internal policies;

      3. Require all employees to be subject to our Code of Ethics and require all employees and directors to sign our Code of Ethics on an annual basis and retain the related documentation;

      4. Implement appropriate management oversight and approval activities in certain areas of the Company's operations, including, but not limited to, employee expense reimbursements, customer invoicing, and period-end closing processes; and

      5. Centralize our financial reporting system and move all decentralized off-line processes to our new centralized financial reporting system.

      We intend to implement the five initiatives above as soon as possible. Additionally, we plan to test our updated controls and remediate our deficiencies by December 31, 2008.

      CONCLUSION

      The above identified material weaknesses did not result in material audit adjustments to our 2007 financial statements. However, it is reasonably possible that, if not remediated, one or more of the identified material weaknesses noted above, could result in a material misstatement in our reported financial statements that might result in a material misstatement in a future annual or interim period.


                                       1


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Securities and Exchange Commission
Re:  Universal Detection Technology
July 29, 2008
Page 6


      In light of the identified material weaknesses, management performed: (i) significant additional substantive review of those areas described above; and (ii) performed additional analyses, including but not limited to a detailed balance sheet and statement of operations analytical review that compared changes from the prior period's financial statements and analyzed all significant differences. These procedures were completed so management could gain assurance that the financial statements and schedules included in this Form 10-KSB fairly present in all material respects the Company's financial position, results of operations and cash flows for the periods presented.

      (B) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

      The changes noted above, are the only changes during our most recently completed fiscal quarter that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act."

FORM 10-Q/A FOR THE QUARTER ENDED MARCH 31, 2008

ITEM 4. CONTROLS AND PROCEDURES, PAGE 21

      2. PLEASE EXPLAIN TO US IN GREATER DETAIL THE BASIS FOR MANAGEMENT'S CONCLUSION THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE AT DECEMBER 31, 2007. SPECIFICALLY, TELL US HOW MANAGEMENT CONSIDERED THE MATERIAL WEAKNESS DISCLOSED HERE, INCLUDING MATERIAL WEAKNESSES THAT RELATE TO THE DISCLOSURE OF INFORMATION REQUIRED TO BE DISCLOSED IN REPORTS FILED OR SUBMITTED UNDER THE EXCHANGE ACT, INCLUDING THAT DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE AT DECEMBER 31, 2007. PLEASE NOTE THIS COMMENT ALSO APPLIES TO YOUR DISCLOSURES IN ITEM 4 OF THE FORM 10-Q/A FOR THE PERIOD ENDED MARCH 31, 2008.

      RESPONSE: Please see our response to Comment 1 above. We have amended the language in the first paragraph under "Disclosure Controls and Procedures" to indicate that "our disclosure controls and procedures are not effective." With respect to the portion of Comment 2, which relates to Item 4 of the Form 10-Q/A for the period ended March 31, 2008, please be advised that the disclosure under "Item 4. Disclosure Controls and Procedures" has been revised as follows:

      "ITEM 4. DISCLOSURE CONTROLS AND PROCEDURES

      Under the supervision and with the participation of our management, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of the end of

Securities and Exchange Commission
Re:  Universal Detection Technology
July 29, 2008
Page 7


      the period covered by this report. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective such that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (a) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (b) accumulated and communicated to our management, including our chief executive officer, as appropriate to allow timely decisions regarding disclosure.

      CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

      There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

      ADDITIONAL DISCLOSURE CONCERNING CONTROLS AND PROCEDURES.

      We currently believe that the Company has material weaknesses in its disclosure controls and procedures. We will work in the coming weeks and months to address such weaknesses. We believe that the out-of-pocket costs, the diversion of management's attention from running the day-to-day operations and operational changes caused by the need to make changes in our internal control and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) could be significant and still we may not achieve significant improvements in our internal controls and procedures. If the time and costs associated with such compliance exceed our current expectations, our results of operations and the accuracy and timeliness of the filing of our annual and periodic reports may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have a negative affect on the trading price of our common stock."

      We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Should you have any further question regarding the above, please contact the undersigned at 310-248-3655 or by fax at 310-273-2662.

                                         Very truly yours,

                                         UNIVERSAL DETECTION TECHNOLOGY


                                         By:   /s/ Mr. Jacques Tizabi
                                            -------------------------------
                                            Jacques Tizabi
                                            Chief Executive Officer